Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2020 and 2019

Expressed in Canadian Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"George Salamis" (signed)	"Andrée St-Germain" (signed)
George Salamis, President and CEO	Andrée St-Germain, CFO

NOTICE TO READER

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 and 2019 have not been reviewed by the Company's auditors.

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2020 and 2019

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31, 2020	December 31, 2019
	$	$
Assets
Current Assets
Cash and cash equivalents (Note 5)	28,182,499	31,323,346
Receivables and prepaid expenses (Note 6)	740,472	709,295
Total Current Assets	28,922,971	32,032,641
Long-Term Deposits (Note 6)	21,121	21,121
Restricted Cash (Note 7)	2,108,637	1,928,641
Property, Plant and Equipment (Note 8)	1,555,919	1,436,077
Right-of-Use Assets (Note 9)	927,602	947,310
Exploration and Evaluation Assets (Note 10)	80,111,277	61,348,921
Total Assets	113,647,527	97,714,711
Liabilities
Current Liabilities
Trade and other payables (Note 12)	1,325,248	1,310,553
Current reclamation and remediation liability (Note 14)	2,546,683	2,319,140
Current lease liability (Note 9)	325,091	305,638
Due to related parties (Note 11)	240,680	509,731
Total Current Liabilities	4,437,702	4,445,062
Long-Term Lease Liabilities (Note 9)	704,796	717,042
Reclamation and Remediation Liabilities (Note 14)	58,760,773	41,993,019
Total Liabilities	63,903,271	47,155,123
Shareholders' Equity
Share Capital (Note 15)	103,572,785	103,572,785
Reserves	5,647,372	5,186,287
Accumulated Other Comprehensive (Loss) Income	990,887	(849,663)
Accumulated Deficit	(60,466,788)	(57,349,821)
Total Equity	49,744,256	50,559,588
Total Liabilities and Equity	113,647,527	97,714,711

Nature of Operations (Note 1); Commitments and Contingencies (Note 13); Subsequent Events (Note 18)

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2020. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in Canadian Dollars)

	Three-Month Periods Ended

	March 31, 2020	March 31, 2019
	$	$
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	(66,773)	(41,879)
Depreciation - Right-of-use assets (Note 9)	(83,798)	(64,432)
Compensation and benefits	(517,865)	(609,866)
Corporate development and marketing	(167,887)	(174,779)
Office and site administration expenses	(204,291)	(127,054)
Professional fees	(112,659)	(52,925)
Regulatory fees	(36,689)	(28,223)
Stock-based compensation (Note 15)	(461,085)	(324,863)
	(1,651,047)	(1,424,021)

Exploration and Evaluation Expenses (Note 10)	(2,413,074)	(2,255,014)
Operating Loss	(4,064,121)	(3,679,035)
Other Income (Expense)
Interest income	120,783	75,810
Lease interest expenses (Note 9)	(23,336)	(24,058)
Rent income - sublease (Note 9)	25,500	21,500
Reclamation accretion expenses (Note 14)	(274,165)	(310,117)
Gain (loss) on equipment sold	471	-
Foreign exchange gain (loss)	1,097,901	(93,608)
Total Other Income (Expense)	947,154	(330,473)
Net Loss	(3,116,967)	(4,009,508)
Other Comprehensive Gain (Loss)
Foreign exchange translation	1,840,550	(361,493)
Other Comprehensive Gain (Loss)	1,840,550	(361,493)
Comprehensive Loss	(1,276,417)	(4,371,001)
Net Loss Per Share (Note 17)
- basic and diluted	(0.03)	(0.05)
Weighted Average Number of Shares (000's)
- basic and diluted (000's)	119,558	77,308

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares	Amount	Options	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance at December 31, 2018	77,307,511	$61,709,371	$2,721,046	$833,058	$11,860	$(35,696,772)	$29,578,563
Share-based payments - options	-	-	324,863	-	-	-	324,863
Other comprehensive loss	-	-	-	-	(361,493)	-	(361,493)
Net loss	-	-	-	-	-	(4,009,508)	(4,009,508)
Balance at March 31, 2019	77,307,511	61,709,371	3,045,909	833,058	(349,633)	(39,706,280)	25,532,425

Balance at December 31, 2019	119,557,943	103,572,785	4,353,229	833,058	(849,663)	(57,349,821)	50,559,588
Share-based payments - options	-	-	461,085	-	-	-	461,085
Other comprehensive gain	-	-	-	-	1,840,550	-	1,840,550
Net loss	-	-	-	-	-	(3,116,967)	(3,116,967)
Balance at March 31, 2020	119,557,943	$103,572,785	$4,814,314	$833,058	$990,887	$(60,466,788)	$49,744,256

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three-Month Periods Ended
	March 31, 2020	March 31, 2019
	$	$
Operations
Net loss	(3,116,967)	(4,009,508)

Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - Property, plant and equipment	66,773	41,879
Depreciation - Right-of-use assets (Note 9)	83,798	64,432
Lease interest expenses (Note 9)	23,336	24,058
Reclamation accretion expenses	274,165	310,117
Reclamation expenditures (Note 14)	(454,664)	(520,357)
Unrealized foreign exchange loss (gain) on foreign exchange	32,162	40,625
Share-based payment	461,085	324,863
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	(29,955)	65,953
Lease liabilities	(62,177)	(24,020)
Trade and other payables	49,641	225,286
Due to related parties	(269,051)	(290,971)
Cash flow used in operating activities	(2,941,854)	(3,747,643)
Investing
Additions to property, plant and equipment (Note 8)	(66,312)	(95,695)
Short and long-term investments (Note 7)	(4,092)	(9,137)
Property acquisition costs	(43,007)	(141,505)
Cash flow used in investing activities	(113,411)	(246,337)
Financing
Share issue costs	(27,036)	(25,393)
Lease principal payments (Note 9)	(58,546)	(32,610)
Cash flow provided (used) by financing activities	(85,582)	(58,003)
Decrease in cash and cash equivalents	(3,140,847)	(4,051,983)
Cash and cash equivalents at beginning of period	31,323,346	15,420,540

Cash and cash equivalents at end of period	28,182,499	11,368,557

Supplemental disclosure of non-cash activities in Note 16

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office, principal address and registered and records office is 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture under the trading symbol "ITR". The Company is listed on the OTCQX under the trading symbol "IRRZF".

Integra is a development stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits
("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in south western Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

2.   BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on May 15, 2020.

2.2 Significant Accounting Policies

  These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2019 audited consolidated annual financial statements.

      Foreign Currency Translation

    The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar.  The functional currency of the Company's two US subsidiaries is the US dollar.  The presentation currency of the Company is the Canadian dollar.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

2.   BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

Foreign currency transactions and balances

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

When a foreign currency transaction involves an advance payment or receipt, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income, with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries which have the US dollar as a functional currency have been translated into Canadian dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets;

iii) All resulting translation exchange differences are recognized in other comprehensive loss.

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive loss and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that will be mandatory for accounting periods on or after January 1, 2020. The following has been adopted subsequent to the three-month period ended March 31, 2020:

IFRS 3 Business Combinations - Amendments: in October 2018, the IASB issued these amendments, which clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting beginning on or after January 1, 2020 - early adoption is permitted. Integra adopted these amendments subsequent to the three-month period ended March 31, 2020. Management believes that the adoption of the IFRS 3 - Amendments does not have material impact on the Company's consolidated financial statements.

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been no material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2019.

3.   CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital as of March 31, 2020 was $24,485,269 (December 31, 2019 - $27,587,579 working capital). The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

3.   CAPITAL MANAGEMENT (continued)

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.  There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of outstanding stock options or warrants, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The COVID-19 global outbreak may have an impact on the Company's business. Management put in place all necessary measures to protect its employees' safety and to secure essential site activities. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

There were no changes in the Company's approach to capital management during the three-month period ended March 31, 2020.  The Company's long-term restricted cash includes $2,085,409 (US$1,469,944) (December 31, 2019 - $1,905,472 (US$1,467,102)) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations. Subsequent to the current three-month period, the surety bond provider agreed to decrease the cash collateral requirement from 50% to 0% and the cash collateral was returned to the Company (see Notes 7 and 14).

4.   FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL) or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

The Company has designated its cash and cash equivalents and derivative instruments as FVTPL, which are measured at fair value.  Trade and other payables and due to related parties are classified for accounting purposes as financial liabilities measured at amortized cost, which also equals fair value, due to the short-term nature of those items. The Company's receivables (excluding tax receivables) and restricted cash are recorded at amortized cost. The Company's lease liability is recorded at amortized costs using effective interest rate method. Fair values of trade and other payables and due to related parties are determined from transaction values which were derived from observable market inputs.  Fair values of other financial assets are based on current bid prices at the balance sheet date.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Derivative assets	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Derivative liabilities	FVTPL
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at March 31, 2020 and December 31, 2019:

	Level	March 31, 2020	December 31, 2019
FINANCIAL ASSETS:

Cash and cash equivalents	1	$28,182,499	$31,323,346

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables (excluding tax receivables) - The Company is not exposed to significant credit risk as its receivables are insignificant.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

4.   FINANCIAL INSTRUMENTS (continued)

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations. The Company raises funds in Canadian dollars, but a significant portion of its activities are incurred in the US. This relationship between the Canadian and the US dollar will impact the Company's financial statements regularly. To manage this risk, the Company regularly holds certain foreign currency amounts. To mitigate its exposure to the exchange rates fluctuation, the Company enters into forward contracts from time to time. The Company did not have any derivative assets or derivative liabilities as at March 31, 2020.

During the three-month period ended March 31, 2020, the Company recognized a net foreign exchange gain of $1,097,901. Based on the Company's net foreign currency exposure at March 31, 2020, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At March 31, 2020	Possible exposure*	Impact on net loss	Impact on net loss

US dollar	+/-10%	$ 965,281	$ (965,281)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5.   CASH AND CASH EQUIVALENTS

The balance at March 31, 2020 consists of $18,555,536 cash and $9,626,963 short-term investments (December 31, 2019 - $22,550,521 cash and $8,772,825 short-term investments) on deposit with major Canadian and US banks.  Short-term investments are redeemable on monthly basis, with the annual interest rates ranging between 1.80% and 1.85%. As of March 31, 2020, the Company held approximately 44% of its cash and short-term investments in US dollar.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

6.   RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS

Receivables and Prepaid Expenses As at	March 31, 2020	December 31, 2019
Receivables	$68,898	$111,577
Prepaid expenses	671,574	597,718
Total receivables and prepaid expenses	$740,472	$709,295

Long-Term Deposits As at	March 31, 2020	December 31, 20109
Long-term security deposit (Head- office lease)	$21,121	$21,121
Total Long-Term Deposits	$21,121	$21,121

At March 31, 2020 and December 31, 2019, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at March 31, 2020 and December 31, 2019.

7.   RESTRICTED CASH

The Company's restricted cash at March 31, 2020 consists of $2,108,637 (December 31, 2019 - $1,928,641) in long-term restricted cash.

The long-term restricted cash includes $2,085,409 (US$1,469,944) (December 31, 2019 - $1,905,472 (US$1,467,102)) in cash collateral for surety bonds held as a security for the Company's reclamation and remediation obligations (see Note 14) and $23,228 (December 31, 2019 - $23,169) long-term credit cards security deposit.

Subsequent to the three-month period ended March 31, 2020, the surety bond writer decreased the Company's surety bond cash collateral requirement from 50% to 0%, hence the US$1.5mm (C$2.1mm) held in restricted cash was returned to the Company on April 15, 2020 (see Note 18).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2018	$129,073	$52,495	$30,545	$320,316	$325,132	$857,561
Additions (adjustments)	95,715	(750)	46,049	579,602	156,468	877,084
Translation difference	(3,601)	(362)	(1,465)	(11,923)	(15,584)	(32,935)
Balance at December 31, 2019	221,187	51,383	75,129	887,995	466,016	1,701,710
Additions (adjustments)	7,540	-	52,535	6,237	-	66,312
Translation difference	17,747	663	6,936	75,365	43,020	143,731
Balance at March 31, 2020	$246,474	$52,046	$134,600	$969,597	$509,036	$1,911,753
Accumulated Depreciation
Balance at December 31, 2018	$(28,860)	$(8,887)	$(2,868)	$(6,619)	$(43,130)	$(90,364)
Depreciation	(57,451)	(10,037)	(17,659)	(28,723)	(64,678)	(178,548)*
Translation difference	807	31	137	238	2,066	3,279
Balance at December 31, 2019	(85,504)	(18,893)	(20,390)	(35,104)	(105,742)	(265,633)
Depreciation	(17,768)	(2,567)	(7,210)	(17,492)	(22,355)	(67,392)
Translation difference	(8,152)	(188)	(1,880)	(2,826)	(9,763)	(22,809)
Balance at March 31, 2020	$(111,424)	$(21,648)	$(29,480)	$(55,422)	$(137,860)	$(355,834)

*Total depreciation expense of $66,773 shown on the statement of operations and comprehensive loss includes $2,483 related to the staff house depreciation, reported in the exploration and evaluation assets under Note 10.

              Carrying amounts

December 31, 2018	$100,213	$43,608	$27,677	$313,697	$282,002	$767,197
December 31, 2019	$135,683	$32,490	$54,739	$852,891	$360,274	$1,436,077
March 31, 2020	$135,050	$30,398	$105,120	$914,175	$371,176	$1,555,919

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

All leases are accounted for in accordance with the IFRS 16, Leases, which replaced IAS 17, Leases and related interpretations, effective for annual periods beginning on or after January 1, 2019, early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted. The Company elected to adopt IFRS 16 as of January 1, 2018 using the modified retrospective approach where the cumulative impact of adoption was recognised in retaining earnings as of January 1, 2018 and comparatives were not restated. IFRS 16 implementation details and the applicable calculations are reported in the Company's audited consolidated financial statements for the year ended December 31, 2018.

A summary of the changes in right-of-use assets for the three-months ended March 31, 2020 and the year ended December 31, 2019 is as follows:

	Head office rent (5-year term)	Vehicles (3-year term)	Equipment (3-year term)	Total
Balance, December 31, 2018	$929,022	$84,586	$-	$1,013,608
Additions	6,616	36,521	157,027	200,164
Depreciation	(227,516)	(30,529)	(4,362)	(262,407)
Translation differences	-	(4,055)	-	(4,055)
Balance, December 31, 2019	$708,122	$86,523	$152,665	$947,310
Additions	-	43,486	-	43,486
Depreciation	(56,879)	(14,102)	(14,294)	(85,275)
Translation differences	-	7,987	14,094	22,081
Balance, March 31, 2020	$651,243	$123,894	$152,465	$927,602

A summary of the changes in lease liabilities for the three-month period ended March 31, 2020 and the year ended December 31, 2019 is as follows:

	Head office rent	Vehicles	Equipment	Total
Balance, December 31, 2018	$963,137	$80,157	$-	$1,043,294
Short-term lease liabilities at initial recognition	-	13,040	52,342	65,382
Long-term lease liabilities at initial recognition	-	23,481	104,685	128,166
Payments - principal portion	(181,658)	(24,968)	(3,693)	(210,319)
Translation differences	-	(3,843)	-	(3,843)
Balance, December 31, 2019	$781,479	$87,867	$153,334	$1,022,680
Short-term lease liabilities at initial recognition	-	10,871	-	10,871
Long-term lease liabilities at initial recognition	-	32,614	-	32,614
Payments - principal portion	(48,763)	(12,659)	(12,332)	(73,754)
Adjustments	15,208	-	-	15,208
Translation differences	-	8,112	14,156	22,268
Balance, March 31, 2020	$747,924	$126,805	$155,158	$1,029,887

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

9.   LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Carrying lease liabilities amounts and the interest expense changes are as follows:

	Current lease liabilities	Carrying long-term lease liabilities	Total lease liabilities	Interest expenses
Balance, December 31, 2018	$241,645	$801,649	$1,043,294	$95,545
Balance, December 31, 2019	$305,638	$717,042	$1,022,680	$88,466
Balance, March 31, 2020	$325,091	$704,796	$1,029,887	$23,336

The Company subleased a portion of its head office to three companies for a rent income of $25,500 in the current three-month period ended March 31, 2020 (March 31, 2019 - $21,500). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term rent agreements (related to its Reno office space and equipment rentals). For the three-month period ended March 31, 2020, the Company expensed $72,694 (March 31, 2019 - $9,443) related to the short-term office rent agreements and equipment rental agreements.  As March 31, 2020, the Company's short-term lease commitment was $30,680 (December 31, 2019 - $90,122).

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $7.5mm in cash and the issuance of 5,545,987 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $27.3mm financing. The 5,545,987 common shares issued were valued at $4,714,089 on the closing date. The Company paid $3.0mm cash at closing of the acquisition transaction and issued a $4.5mm promissory note, which was originally due in May 2019.  In February 2019 the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019. That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019 whereby Kinross agreed to sell, assign, transfer and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of US$2mm (C$2.8mm) in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid US$1.6mm (C$2.3mm) at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid US$0.4mm (C$0.5mm) at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

  US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
  US$20,000 cash on the six-month anniversary (C$26,486 - paid in June 2019);
  US$30,000 cash on the one-year anniversary (C$38,964 - paid in December 2019);
  US$30,000 cash on the second anniversary;
  US$30,000 cash on the third anniversary; and
  US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

Black Sheep District

The Company staked a number of the Black Sheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

    Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2018	$58,422,192
Land acquisitions/option payments	64,940
Claim Staking	227,370
Legal expenses	25,303
Title review and environment	13,046
Promissory note interest accretion expenses	119,205
Reclamation adjustment*	5,241,860
Depreciation**	(9,616)
Translation difference***	(2,800,772)
Total	61,303,528
Advance minimum royalty	45,393
Balance at December 31, 2019	61,348,921
Claim Staking	9,647
Legal expenses	8,791
Title review and environment	6,136
Reclamation adjustment*	13,070,034
Depreciation**	(2,619)
Translation difference***	5,663,486
Total	80,104,396
Advance minimum royalty	6,881
Balance at March 31, 2020	$80,111,277

*Reclamation adjustment is the change in present value of the reclamation liability, due to changes to cost estimates, inflation rate, and or discount rate.

**A staff house building with a carrying value of US$187,150 (C$265,510) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the December 31, 2019 exchange rate equals to $55,621,420, resulting in a $2,800,772 translation difference; December 31, 2019 closing balance of US$47,235,080 (C$61,348,921), translated to C$ with the March 31, 2020 exchange rate equals to $67,012,407, resulting in a $5,663,486 translation difference.

The Company spent $2,413,074 in exploration and evaluation activities during the three-month period ended March 31, 2020 (March 31, 2019 - $2,255,014).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

The following tables outline the Company's exploration and evaluation expense summary for the three-month periods ended March 31, 2020 and 2019:

Exploration and Evaluation Expense Summary:

March 31, 2020	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Exploration contract drilling	$313,426	$-	$-	$-	$313,426
Metallurgical contract drilling	456,841	-	-	-	456,841
Exploration drilling - other drilling labour & related costs	307,799	3,465	4,472	-	315,736
Metallurgical drilling - other drilling labour & related costs	240,413	-	-	-	240,413
Other exploration expenses*	-	-	80,258	336,777	417,035
Other development expenses**	-	-	-	177,959	177,959
Land***	49,652	22,032	2,675	-	74,359
Permitting	-	-	-	154,257	154,257
Metallurgy test work	158,126	37,167	-	-	195,293
Technical reports and studies	-	-	-	30,592	30,592
Community engagement	-	-	-	37,163	37,163
Total	$1,526,257	$62,664	$87,405	$736,748	$2,413,074

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes compliance, consulting, property taxes, legal, etc. expenses

March 31, 2019	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Exploration contract drilling	$920,632	$-	$-	$-	$920,632
Metallurgical contract drilling	57,465	-	-	-	57,465
Exploration drilling - other drilling labour & related costs	774,944	-	-	-	774,944
Metallurgical drilling - other drilling labour & related costs	9,101	-	-	-	9,101
Other exploration expenses*	20,713	-	-	127,813	148,526
Land**	39,259	2,257	9,769	23,254	74,539
Metallurgy test work	-	-	-	99,353	99,353
Technical reports and studies	-	-	-	136,063	136,063
Community, safety & other	-	-	-	34,391	34,391
Total	$1,822,114	$2,257	$9,769	$420,874	$2,255,014

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes compliance, consulting, property taxes, legal, etc. expenses

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As March 31, 2020, $240,680 (December 31, 2019 - $509,731) was due to related parties, for payroll expenses, consulting fees, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as March 31, 2020 amounted to $21,247 (December 31, 2019 - $21,385) and was recorded in receivables. All payables and receivables were settled subsequent to the period end.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the three-month periods ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
Short-term benefits*	$383,210	$314,167
Associate companies**	(8,042)	(15,743)
Stock-based compensation	320,551	212,874
Total	$695,719	$511,298

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is between 30 to 90 days. The majority of the Company's payables relates to drilling and exploration expenditures, legal and office expenses, and consulting fees.

The following is an aged analysis of the trade and other payables:

As at	March 31, 2020	December 31, 2019
<30 days	$973,810	$751,167
31 - 60 days	10,136	6,442
61 - 90 days	-	-
>90 days	-	821
Total Accounts Payable	983,946	758,430
Accrued Liabilities	341,302	552,123
Total Trade and Other Payables	$1,325,248	$1,310,553

Accrued liabilities at March 31, 2020 and December 31, 2019 include accruals for project exploration and development expenditures, payroll, professional services, and office expenses.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

13. COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million.

Please see Note 10 for additional details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is estimated at US$49,950 (C$70,864) for 2020 (December 31, 2019 - US$34,950 (C$45,393)), of which US$4,850 (C$6,881) was paid in the current quarter.

In addition, the Company is required to pay land and road access lease payments and IDL rent payments of US$182,553 (C$258,987) in 2020 (December 31, 2019 - US$132,232 (C$171,743)), of which US$46,492 (C$65,958) was paid in the current quarter.

The Company's obligation for BML claim fees is estimated to amount to US$166,730 (C$236,540) for 2020 (December 31, 2019 - US$166,730 (C$216,549)), of which US$Nil (C$Nil) was paid in the current quarter.

14. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment and environmental monitoring costs.

The reclamation and remediation obligation represent the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2019, the Company reviewed and revised some of its December 31, 2018 reclamation assumptions and estimates. The discount rate used in estimating the site restoration cost obligation decreased from 3.02% to 2.39% for the year ended December 31, 2019, to reflect a 30-year treasury yield curve rates change. The inflation rate remained the same and ranged between 2.0% and 2.3% for the years ended December 31, 2019 and 2018.  There were no changes to the market risk premium (2.5% for the second and third year and 5% for the fourth year and thereafter) during the year ended December 31, 2019.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

14. RECLAMATION AND REMEDIATION LIABILITIES (continued)

For the three-month period ended March 31, 2020, the Company reviewed and revised some of its December 31, 2019 reclamation assumptions and estimates. Those assumptions and estimates changed significantly in the current quarter due to the Covid-19 pandemic. The discount rate decreased from 2.39% to 1.35% in the current three-month period. The inflation rates ranged between 1.5% for the 2020 and 2021 years and 2% for the following years.  The Company maintained the same market risk premium for the three-month period ended March 31, 2020.

These changes resulting from the reclamation assumptions revision are recognized as a increase in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

The following table details the changes in the reclamation and remediation liability.

Water Treatment and Environmental Monitoring	$
Liability balance at December 31, 2018	42,148,700
Reclamation spending	(2,269,653)
Accretion expenses	1,238,099
Reclamation adjustment	5,241,860
Translation difference	(2,046,847)
Liability balance at December 31, 2019	44,312,159
Reclamation spending	(454,664)
Accretion expenses	274,165
Reclamation adjustment	13,070,034
Translation difference	4,105,762
Balance at March 31, 2020	61,307,456
Current portion at March 31, 2020	2,546,683
Non-current portion at March 31, 2020	58,760,773

As at March 31, 2020, the current portion of the reclamation and remediation obligation of $2,546,683 represents the total estimated water treatment and environmental monitoring costs to be incurred from March 31, 2020 to March 31, 2021. The Company has incurred $454,664 in expenses during the current three-month period.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of March 31, 2020 amount to US$3.0mm (C$4.2mm).

Reclamation and remediation bonds	March 31, 2020		December 31, 2019
	C$	US$	C$	US$
Idaho Department of Lands	3,996,945	2,817,329	3,659,147	2,817,329
Idaho Department of Environmental Quality	141,870	100,000	129,880	100,000
Bureau of Land Management - Idaho State Office	73,063	51,500	66,888	51,500
Total	$4,211,878	$2,968,829	$3,855,915	$2,968,829

14. RECLAMATION AND REMEDIATION LIABILITIES (continued)

The Company's reclamation and remediation obligations are secured with surety bonds. These surety bonds had a 50% cash collateral requirement and are subject to a 2.5% management fee. Subsequent to the current three-month period, the surety bond writer decreased the cash collateral requirement from 50% to 0% and the cash collateral was returned to the Company (see Notes 7 and 18 for further details).

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

15. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at March 31, 2020, the number of total issued and outstanding common shares is 119,557,943 (December 31, 2019 - 119,557,943).

Activities during the three-month period ended March 31, 2020

In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 2,416,407 common shares of Integra held in escrow were released. The number of outstanding common shares of the Company has not change as a result of the escrow release.

Activities during the year ended December 31, 2019

On August 16, 2019, the Company completed a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The Company paid $223,560 to certain finders and $201,164 for various other expenses (legal, filing, and consulting) in connection with the non-brokered offering. The special warrants were converted into 14,490,696 free trading common shares, for no additional consideration on August 27, 2019 (12,046,510 common shares) and August 30, 2019 (2,444,186 common shares).

On November 25, 2019, the Company completed its strategic placement with Coeur Mining, Inc. ("Coeur") whereby Coeur purchased 5,760,236 common shares of Integra at a price of $1.15 per common share for gross proceeds of $6,624,271. The Company paid $198,992 in advisory fees and legal expenses in connection to this placement.

On December 4, 2019, the Company completed a public bought deal of 21,999,500 common shares with a syndicate of underwriters, at an issue price of $1.15 per share for aggregate gross proceeds of $25,299,425. The Company paid $1,369,434 in brokers' fee, $98,019 to certain finders, and $427,121 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

15. SHARE CAPITAL (continued)

Stock Options

The Company has an incentive stock option plan ("the Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.  As at March 31, 2020, the Company had 822,544 (December 31, 2019 - 1,022,544) options available for issuance.

In no case (calculated at the time of grant) shall the Plan result in:

- The aggregate number of options granted in a 12-month period to any one individual exceeding 5% of the outstanding shares of the Company;

- The maximum number of options which may be reserved for issuance to insiders of the Company shall not exceed 10% of the outstanding shares of the Company;

- The maximum number of options which may be issued to any insider of the Company, together with any previously established or proposed share compensation arrangements, within a 12-month period shall not exceed 5% of the outstanding shares of the Company.

- The maximum number of options, which may be issued to insiders of the Company, together with any previously established or proposed share compensation arrangements within a 12-month period shall not exceed 10% of the outstanding shares of the Company.

A summary of the changes in stock options for the three-month period ended March 31, 2020 and the year ended December 31, 2019 is as follows:

		March 31, 2020	December 31, 2019
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of period	10,933,250	$1.02	6,918,500	$0.95
Granted	200,000	0.78	4,139,750	1.14
Forfeited/Expired	-	-	(125,000)	0.95
Outstanding at the end of period	11,133,250	$1.02	10,933,250	$1.02

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

15. SHARE CAPITAL (continued)

Stock Options (continued)

The following table provides additional information about outstanding stock options as March 31, 2020:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	4,015,000		$1.00	3,043,334	November 3, 2022
	225,000		$1.28	150,000	February 1, 2023
	250,000		$1.18	250,000	February 28, 2023
	225,000		$0.87	75,000	August 29, 2023
	100,000		$0.87	33,333	September 10, 2023
	1,828,500		$0.80	742,833	November 23, 2023
	250,000		$0.80	166,667	December 13, 2023
	100,000		$0.87	33,333	January 11, 2024
	125,000		$0.86	41,667	January 16, 2024
	250,000		$1.31	83,333	September 16, 2024
	3,564,750		$1.15	346,668	December 17, 2024
	200,000		$0.78	-	March 16, 2025
Total	11,133,250	3.62	$1.02	4,966,168

Share-based payments - options

A summary of the changes in the Company's reserve for share-based payments for the three-month periods ended March 31, 2020 and 2019 is set out below:

	March 31, 2020	March 31, 2019
Balance at beginning of period	$4,353,229	$2,721,046
Changes	461,085	324,863
Balance at the end of period	$4,814,314	$3,045,909

Total share-based payment included in the statements of operations and comprehensive loss and the statements of changes in equity in the three-month period ended March 31, 2020 was $461,085 (March 31, 2019 - $324,863).

On March 16, 2020, the Company granted 200,000 options to two new employees, at an exercise price of $0.78 per option, with the expiry date March 16, 2025. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $76,856, to be amortized over the options vesting period.

On December 17, 2019, the Company granted 3,564,750 to its directors, officers and employees, at an exercise price of $1.15 per share, with the expiry date December 17, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $2,099,281, to be amortized over the options vesting period.

26

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

15. SHARE CAPITAL (continued)

Share-based payments - options (continued)

On September 16, 2019, the Company granted 250,000 to a new director, at an exercise price of $1.31 per share, with the expiry date September 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $185,450, to be amortized over the options vesting period.

On January 16, 2019, the Company granted 125,000 to a new employee, at an exercise price of $0.86 per share, with the expiry date January 16, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $61,400, to be amortized over the options vesting period.

On January 11, 2019, the Company granted 200,000 to a new employee and a consultant, at an exercise price of $0.87 per share, with the expiry date January 11, 2024. The options were granted in accordance with the Company's Stock Option Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $49,732 (100,000 cancelled options included), to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of options granted during the three-month periods ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Dividend rate	0%	0%
Expected annualized volatility	58.17%	67.53% - 67.59%
Risk free interest rate	0.63%	1.89% - 1.93%
Expected life of options	5	5
Weighted average of strike price of options granted	$0.78	$0.87

  Warrants

A summary of the changes in warrants to acquire an equivalent number of shares for the three-month period ended March 31, 2020 and the year ended December 31, 2019 is as follows:

March 31, 2020			December 31, 2019
		Weighted		Weighted
		Average		Average
	Warrants	Exercise	Warrants	Exercise
		price		price
Outstanding at the beginning of period	-	$-	1,748,651	$0.85
Granted	-	-	-	-
Exercised	-	-	-	-
Expired Un-exercised*	-	-	(1,748,651)	0.85
Outstanding at the end of period	-	$-	-	$-

*On May 3, 2019, all outstanding broker warrants issued in conjunction with the October 2017 private placement expired un-exercised.

Integra Resources Corp. Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2020 and 2019 (Expressed in Canadian Dollars)

15. SHARE CAPITAL (continued)

Share-based payments - warrants

A summary of the changes in the Company's reserve for warrants for the three-month periods ended March 31, 2020 and 2019 is set out below:

	March 31, 2020	March 31, 2019
Balance at beginning of period	$833,058	$833,058
Changes	-	-
Balance at the end of period	$833,058	$833,058

16. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities conducted by the Company during the three-month periods ended March 31, 2020 and 2019 are as follows:

Three-month period ended March 31, 2020:

   No significant non-cash activities

Three-month period ended March 31, 2019:

   Promissory note interest accretion                                                                                  ($91,791)

17. NET LOSS PER SHARE

	March 31, 2020	March 31, 2019
Net loss for the period	$(3,116,967)	$(4,009,508)
Basic weighted average numbers of share outstanding (000's)	119,558	77,308
Diluted weighted average numbers of shares outstanding (000's)	119,558	77,308
Loss per share:
Basic	$(0.03)	$(0.05)
Diluted*	$(0.03)	$(0.05)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options and warrants outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

18. SUBSEQUENT EVENTS

  In April 2020, the Company's surety bond writer decreased the Company's surety bond cash collateral requirement from 50% to 0%, hence US$1.5mm (C$2.1mm) held as restricted cash was returned to the Company on April 15, 2020.

  In April 2020, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of US$0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.